IBT Bancorp, Inc. 2006 Annual Report



time to live better

$740,962,000

Total Assets As of 12/31 (in millions)



$584
$629.5
$675.9
$685
$741
2002
2003
2004
2005
2006



$56,151
$59,605
$59,843
$61,081
$62,581

Total Equity
(in thousands)



$8,937
$9,645
$6,085
$8,979
$8,456

Net Income
(in thousands)



$1.50
$1.60
$1.01
$1.44
$1.42

Diluted Earnings Per Share



$1.20
$1.40
$1.60
$1.84
$2.00

Dividends Per Share

FINANCIAL HIGHLIGHTS IBT Bancorp, Inc. & Subsidiary

(Dollars in Thousands, except per share data)

Years ended December 31	2006	2005	2004	2003	2002
SELECTED BALANCE SHEET DATA					
Total assets	$740,962	$685,151	$675,857	$629,530	$584,035
Cash and cash equivalents	19,955	15,500	16,187	15,829	15,066
Securities available for sale	226,446	201,463	196,891	172,448	186,718
Loans receivable (net)	467,721	442,225	436,548	416,286	359,872
Deposits	572,472	520,486	526,217	492,158	468,257
Repurchase agreements	27,417	18,443	15,157	12,611	14,526
Federal funds purchased	—	12,468	—	7,900	—
FHLB advances	72,410	68,651	70,265	53,308	40,000
Shareholders' equity	62,581	61,081	59,843	59,606	56,151
SELECTED RESULTS OF OPERATIONS					
Interest income	$ 40,393	$ 35,771	$ 33,726	$ 33,398	$ 33,560
Net interest income	21,879	22,090	21,918	22,083	20,732
Provision for loan losses	1,500	1,200	600	600	1,100
Net interest income after provision for loan losses	20,379	20,890	21,318	21,483	19,632
Other income	7,349	6,635	5,116	5,891	5,317
Loss on write-down of equity securities	—	—	2,426	—	—
Other expense	17,237	16,187	15,095	14,300	12,831
Net Income	8,456	8,579	6,085	9,646	8,937
PER SHARE DATA					
Net Income					
Basic	$ 1.43	$ 1.45	$ 1.02	$ 1.62	$ 1.50
Diluted	1.42	1.44	1.01	1.60	1.50
Cash dividends declared	2.00	1.84	1.60	1.40	1.20
SELECTED RATIOS					
Return on average assets	1.18%	1.26%	0.92%	1.59%	1.61%
Return on average equity	13.74%	14.08%	10.25%	16.54%	16.95%
Ratio of average equity to average assets	8.61%	8.97%	9.02%	9.59%	9.47%
Dividend payout	69.74%	63.39%	78.01%	43.21%	40.00%

Irwin Bank.

Everyone has a different idea of what it means to "live better."
To some, it's having the chance to share some special times with their families. To others, it's taking a few extra moments to connect with friends and the local community at a corner coffee shop. But whatever it means to you, the time to live better isn't just some future goal - it's right now!





Pursuing excellence in all that we do.

Last year, Irwin Bank asked, "Where do you want to be today?" In support of that question, in 2006 we put our commitment to serving the community's banking needs into high gear, adding products, services, and personnel to help keep pace with – and even anticipate – today's rapidly-changing financial environment. But our efforts towards better serving our customers showed us that Irwin Bank needed to do even more if we intended to continue the Bank's growth and success. We needed to evolve, just as the banking industry was evolving – to find new ways to deliver the best possible products and services to our customers. Our solution? To create a strong positioning, backed by a culture of excellence within the bank, which extends into everything we do, day in and day out. This combination of factors would enable us to look inward as well as outward, keeping a finger on the pulse of our business and our community, and allowing us to continuously improve every aspect of our banking for our customers. So we turned to the experts for help.

CREATING A CULTURE OF CONTINUOUS IMPROVEMENT

Recognizing that we needed expert advice and counsel to set the benchmark for this "new" position and culture, Irwin Bank engaged a team of "branding" specialists to research our market, customer base, banking operations, and our needs for the future. After long and hard work, they provided a number of recommendations, including a new tagline for the bank ("Time To Live Better") that definitively "brands" or portrays Irwin Bank as a service-oriented community bank with our customers' best financial interests and service convenience foremost in mind. This new tagline will be featured prominently in our new advertising and other communications efforts in 2007, and we believe it will help us to more effectively communicate our strengths to customers and potential customers, enhancing our business today and in the future. We also intend to take this new positioning line to heart, using it as a basis for continuously improving our banking operations and our



service to customers in every way possible, and leveraging it to create an ongoing system for continuous change and improvement.

To accomplish the creation of this plan and to oversee its implementation, Irwin Bank worked closely with the world-renowned *Disney Institute* in Orlando, Florida, customer service experts without peer. The *Disney Institute* conducted intensive training seminars with a number of key Irwin Bank personnel, helping us to recognize exactly what customers look for and to set new standards for developing leadership, providing consistent quality in products and services, building customer loyalty, enhancing organizational creativity, and internal teambuilding. These new initiatives are helping us to create a culture within the Bank's organization that will reward the pursuit of excellence, ultimately benefiting our customers through best-of-kind service delivery at every Irwin Bank branch office. Since we have always been totally committed to community banking values, the *Disney Institute* also helped us find new ways to communicate and reinforce these basic values to our customers. Our people have been empowered with a "make it happen" attitude and we are working towards creating an ever more positive banking experience for all of our customers.

TIME TO LIVE BETTER... WITH WORLD-CLASS COMMUNITY BANKING

Irwin Bank's goal in 2007 is to change our customers' banking experiences from a chore that must be done into a satisfying, rewarding interchange of ideas and information in which customers engage eagerly. We want to be seen as THE local bank with the strongest sense of community; the bank that's small enough to know you personally -- while still offering products and services that are the equal of anything offered by the "big" banks. We want our customers to see us doing exceptional things every day, whether it's taking the time to call you by your first name when you come to one of our offices, or supporting community initiatives like The Irwin Project in developing and improving our local community.

In essence, Irwin Bank wants to help you make the most of your time. It's "Time To Live Better." And in 2007, that's why it's time for Irwin Bank.



Making a difference in people's lives every day.

To Our Stockholders:

This past year has certainly been a busy and interesting one for IBT Bancorp, Inc., and our subsidiary, Irwin Bank – and I mean that in a very positive way. Of course, our commitment to community banking values is unchanged and remains the core of our banking philosophy. Throughout the year, we continued to keep a close watch on changes in banking technology, regulations, and customer expectations, adapting our mix of products and services to stay one step ahead of the market and serve our customers as efficiently and effectively as possible. This has allowed us to maintain the level of service that our customers have come to expect.

2006 INITIATIVES

In 2006, we continued efforts to expand our offerings to match the community's changing needs, providing "big bank" products and services with a "community bank" attention to detail. Many of our employees generously contributed their time and money to assist local organizations such as the American Cancer Society, the Make-A-Wish Foundation of Western PA, Salvation Army, American Red Cross, Toys for Tots, and the local food banks to raise funds for their various causes. We also stayed closely connected with The Irwin Project, helping to lead the way in the development and improvement of our local community.

However, during 2006 Irwin Bank also took a long, hard look at ourselves to determine if the way we see the Bank – and more importantly, the way customers see us – accurately portrays who we are, what we offer, and what makes us unique and a better choice for banking in our community. Additionally, we wanted to ensure that we are providing the same banking opportunities at all of our branches, offering our customers a consistently excellent level of products and personalized services regardless of which office they visit. We believe this will result in the enhancement of our ability to build long-term relationships -- and increase our opportunities to add new revenue.

In carrying out these initiatives, Irwin Bank turned to some expert sources to help provide us with "outside-the-box" solutions. We worked closely with a company that specializes in branding to research our market, customer base, banking operations, perceptions and needs, and communications. They provided recommendations for changes, both internally and for our customers, designed to better portray Irwin Bank's market position. Plus, they assisted us in developing a new tagline ("Time To Live Better"), an image that will communicate our strengths and help to enhance our business today and in the future.

We also enlisted the assistance of the prestigious and world-famous *Disney Institute* to help us find new and more exciting ways to deliver our products, services, positioning, and image to customers. The *Disney Institute* conducted intensive training sessions with a number of key Irwin Bank personnel to help us institute new benchmarks for Leadership Development, Quality Service Standards, Customer Loyalty, Organizational Creativity, and Teambuilding within the Bank's internal framework that will ultimately benefit our customers and set us apart from our competition. Using the *Disney Institute's* advice and counsel, Irwin Bank is creating a "make it happen" culture within the Bank while sharing our enhanced focus with customers, helping to make banking with us more pleasant and convenient in every way we can. Our goal for 2007 is to turn banking at Irwin Bank from an "I have to" chore into an "I want to" experience that is satisfying and rewarding for everyone.

NOW IS THE TIME

We believe our new focus and initiatives will help our customers gain the financial opportunities to do more in their lives, giving them a better banking experience – and more reasons to choose Irwin Bank as the place to go for all their banking needs, whether it's for business, education, retirement, or any other financial requirement. As our new tagline says, it's "Time To Live Better."



Charles G. Urtin
President & Chief Executive Officer
IBT Bancorp, Inc.

FINANCIAL Information

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", "intends" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which include changes in interest rates, risks associated with the effect of opening new branches, the ability to control costs and expenses, and general economic conditions. IBT Bancorp, Inc. undertakes no obligation to update those forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

GENERAL

IBT Bancorp, Inc. is a bank holding company headquartered in Irwin, Pennsylvania, which provides a full range of commercial and retail banking and trust services through its wholly owned banking subsidiary, Irwin Bank (collectively, the "Company"). The Company's stock is traded on the American Stock Exchange under the symbol IRW. All per share amounts have been restated for the 100% stock dividend paid on November 16, 2006.

CRITICAL ACCOUNTING POLICIES

The most significant accounting policies followed by the Company are presented in Note 1 to the consolidated financial statements. The Company's accounting and reporting policies conform with the accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Allowance for loan losses: The Company considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The balance in the allowance for loan losses is determined based on management's review and evaluation of the loan portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors. All of these factors may be susceptible to significant change to the extent actual outcomes differ from management's estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

Accounting for stock options: As of January 1, 2003, the Company adopted SFAS 123 as amended by SFAS 148 in regards to the accounting for stock options. As required by this statement, the Company recognized compensation expense in the income statement based on the estimated fair value of the options on the date of the grant. Prior to this date the Company accounted for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No. 25. Under APB No. 25, no compensation expense is recognized in the income statement related to any options granted under the Company's stock option plans. The pro forma impact to net income and earnings per share that would occur if compensation expense was recognized, based on the estimated fair value of the options on the date of the grant, is disclosed in the notes to the consolidated financial statements.

Employer benefit plans: In September 2006, the FASB issued SFAS No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). The Company adopted SFAS 158 prospectively on December 31, 2006. SFAS 158 requires that the Company recognize all obligations related to defined benefit pensions. This statement requires that the Company quantify the plans' funding status as an asset or liability on its consolidated balance sheets.

SFAS 158 requires that the Company measure the plans' assets and obligations that determine its funded status as of the end of the fiscal year. The Company is also required to recognize as a component of other comprehensive income (OCI) the changes in funded status that occurred during the year that are not recognized as part of net periodic benefit cost as explained in SFAS No. 87, "Employers' Accounting for Pensions."

FINANCIAL CONDITION

At December 31, 2006, total assets increased $55.8 million, or 8.1%, to $741.0 million from $685.2 million at December 31, 2005. The increase in total assets was primarily the result of an increase of $25.5 million in net loans and $25.2 million in securities available for sale. Growth in the loan portfolio and securities available for sale was primarily funded by net increases of $52.0 million in deposit accounts, $9.0 million in repurchase agreements, and $3.8 million in FHLB advances, offset by a $12.5 million decrease in Federal funds purchased.

The increase in available for sale securities was mainly the result of purchases of $66.4 million offset by net proceeds from maturities and the sales of securities of $42.4 million. This resulted in net increases of U.S. Government agencies, obligations of state and political sub-divisions, and mortgage-backed securities of $16.4 million, $9.8 million, and $7.2 million, respectively, offset by net decreases in equity securities of $8.1 million. The Company periodically sells and purchases securities to maximize the return of the portfolio within the set policy limits established by the board of directors.

The increase in net loans is primarily due to increases in mortgage, commercial, and installment loans of $14.8 million, $10.7 million, and $5.6 million, respectively. Offsetting these increases was a decrease of $3.1 million in home equity lines of credit. Customers continue to favor the fixed rate mortgage and installment loans over adjustable rate lines of credit.

At December 31, 2006, total liabilities increased $54.3 million, or 8.7%, to $678.4 million from $624.1 million at December 31, 2005. The increase was primarily related to the increases in interest-bearing deposits of $50.3 million, repurchase agreements of $9.0 million, and FHLB advances of $3.8 million, offset by a $12.5 million decrease in Federal funds purchased.

Non-interest bearing deposits increased $1.8 million to $85.6 million at December 31, 2006 from $83.8 million at December 31, 2005. This increase is exclusive of the net increase of $9.0 million in repurchase agreements.. Under the terms of the repurchase agreements, deposits in designated demand accounts of the customer are put into an investment vehicle which is used daily to purchase an interest in designated U.S. Government or Agencies' securities. The Company in turn agrees to repurchase these investments on a daily basis and pay the customers the daily interest earned based on the current market rate. See Note 8 to the consolidated financial statements.

Interest-bearing deposits totaled $486.9 million at December 31, 2006, an increase of $50.3 million from December 31, 2005. The change was the result of a $57.8 million increase in time deposits offset by decreases in savings and money market accounts of $5.6 million and $2.4 million, respectively. Time deposits have become more attractive due to the rise in market rates.

At December 31, 2006, total stockholders' equity increased $1.5 million to $62.6 million from $61.1 million at December 31, 2005. The increase was primarily due to net income of $8.5 million for the period offset by a decrease of $393,000 in accumulated other comprehensive income (net of income taxes), an increase in treasury stock purchased of $600,000, and dividends paid of $5.9 million. Surplus (additional paid-in capital) decreased to zero due to a two-for-one stock split effected in the form of a 100 percent stock dividend. See Note 21 to the consolidated financial statements. Accumulated other comprehensive income increased as a result of changes in the net unrealized gain on the available for sale securities and a decrease for the initial application of SFAS 158. The change in the net unrealized gain on the available for sale securities was due to fluctuations in interest rates. Because of interest rate volatility, the Company's accumulated other comprehensive income could materially fluctuate for each interim period and year-end. See Notes 2 and 15 to the consolidated financial statements.

RESULTS OF OPERATIONS

Net Income: Net income decreased $124,000, or 1.4%, to $8.5 million, or $1.42 per diluted share for the year ended December 31, 2006 from $8.6 million, or $1.44 per diluted share for the year ended December 31, 2005. The decrease in net income for fiscal 2006 compared to fiscal 2005 was primarily due to a $211,000 decrease in net interest income and increases in the provision for loan losses and other expenses of $300,000 and $1.1 million, respectively. A $34.1 million increase in average interest-bearing liabilities coupled with a 70 basis point increase in the cost of funds contributed to the decrease in net interest income. Offsetting these decreases was a $714,000 increase in other income attributable primarily to gains on sales of investment securities.

Net income increased approximately $2.5 million, or 41.0%, to $8.6 million, or $1.44 per diluted share for the year ended December 31, 2005 from $6.1 million, or $1.01 per diluted share for the year ended December 31, 2004. The increase in net income for fiscal 2005 compared to fiscal 2004 was primarily due to a $3.9 million increase in other income and $2.1 million increase in interest income offset by an increase in interest expense of $1.9 million and increases in the provision for loan losses and other expenses of $600,000 and $1.1 million, respectively. A $15.5 million increase in average interest earning assets and a 19 basis point increase in the average yield supported the increase in interest income. The Company did not record any non-cash charges for investments whose value declines were determined to be other than temporarily impaired, as a result, other income for fiscal 2005 exceeded other income reported for 2004.

Net Interest Income: Net interest income is the most significant component of the Company's income from operations. Net interest income is the difference between interest received on interest-earning assets (primarily loans and investment securities) and interest paid on interest-bearing liabilities (primarily deposits and borrowed funds). Net interest income depends on the volume and rate earned on interest-earning assets and the volume and interest rate paid on interest-bearing liabilities.

Net interest income decreased $211,000 to $21.9 million for 2006 compared to $22.1 million for 2005. The decrease was primarily due to increases in average interest bearing liabilities of $34.1 million and a 70 basis point increase in the cost of funds. Partially offsetting the resulting increase in interest expense were a $35.3 million increase in the average interest earning assets and a 40 basis point yield increase. As a result of these changes, the net interest margin narrowed to 3.24% for the 2006 fiscal year from 3.45% in the 2005 fiscal year.

Net interest income increased $172,000, or 0.8% to $22.1 million for 2005 compared to $21.9 million for 2004. The increase was primarily due to increases in average interest earning assets of $15.5 million and average yield of 19 basis points. Included in this increase was a rise of $6.4 million in average loans receivable and $7.6 million in average investment securities coupled with increases in the average yields of 13 basis points and 37 basis points, respectively. Offsetting these changes was an increase in average interest bearing liabilities of $18.3 million and a 27 basis point increase in the average cost of funds.

The following table sets forth certain information relating to the Company's average balance sheet and, reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.

	Year Ended December 31,								
	2006			2005			2004		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in Thousands)								
Interest-earning assets:									
Loans receivable (1)	$ 462,036	$ 30,616	6.63%	$ 436,906	$ 27,273	6.24%	$ 430,543	$ 26,313	6.11%
Investment securities (2)	210,761	9,671	4.59%	200,528	8,437	4.21%	192,934	7,403	3.84%
Federal funds sold	2,010	106	5.27%	2,029	61	3.01%	540	10	1.82%
Total interest-earning assets	674,807	40,393	5.99%	639,463	35,771	5.59%	624,017	33,726	5.40%
Non-interest earning assets (3)	40,150			40,138			34,156		
Total assets	$ 714,957			$ 679,601			$ 658,173		
Interest-bearing liabilities:									
Money market accounts	$ 52,671	1,338	2.54%	$ 62,225	1,042	1.67%	$ 58,103	516	0.89%
Certificates of deposit	274,047	11,430	4.17%	245,654	8,126	3.31%	245,881	7,595	3.09%
Other liabilities (4)	239,749	5,746	2.40%	224,533	4,514	2.01%	210,096	3,697	1.76%
Total interest-bearing liabilities	566,467	18,514	3.27%	532,412	13,682	2.57%	514,080	11,808	2.30%
Non-interest-bearing liabilities (3)	86,944			86,244			84,704		
Total liabilities	653,411			618,656			598,784		
Stockholders' Equity (5)	61,546			60,945			59,389		
Total liabilities and stockholders' equity	$ 714,957			$ 679,601			$ 658,173		
Net interest income		$ 21,879			$ 22,089			$ 21,918	
Interest rate spread (6)			2.72%			3.02%			3.10%
Net interest margin (7)			3.24%			3.45%			3.51%
Ratio of average interest-earning assets to average interest-bearing liabilities			119.13%			120.11%			121.38%

(1) Average balances include non-accrual loans, and are net of deferred loan fees.
(2) Includes investment securities, interest-bearing deposits in other financial institutions and FHLB stock.
(3) Includes net deferred income taxes in excess of deferred tax benefits on AFS securities (SFAS 115), stock options (SFAS 123/148) and deferred fees (SFAS 109). Non-interest bearing liabilities include demand deposit accounts.
(4) Includes FHLB advances, Federal funds purchased, and repurchase agreements.
(5) Includes capital stock, surplus and accumulated other comprehensive income.
(6) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(7) Net interest margin represents net interest income as a percentage of average interest earning assets.

The following table shows the effect of changes in volumes and rates on interest income and interest expense. The changes in interest income and interest expense attributable to changes in both volume and rate have been allocated to the changes due to rate. Tax-exempt income was not recalculated on a tax equivalent basis due to the immateriality of the change to the table resulting from a recalculation.

	Year Ended December 31, 2006 vs. 2005 Increase (Decrease) Due to			Year Ended December 31, 2005 vs. 2004 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)					
Interest income:						
Loans receivable	$ 1,569	$ 1,774	$3,343	$ 389	$ 571	$ 960
Investment securities	431	803	1,234	291	743	1,034
Other interest-earning assets	(1)	46	45	27	24	51
Total interest-earning assets	1,999	2,623	4,622	707	1,338	2,045
Interest expense:						
Money market accounts	(160)	456	296	36	489	525
Certificates of deposit	939	2,365	3,304	(7)	538	531
Other liabilities	306	926	1,232	254	563	817
Total interest-bearing liabilities	1,085	3,747	4,832	283	1,590	1,873
Net change in net interest income	$ 914	$(1,124)	$ (210)	$ 424	$ (252)	$ 172

Provision for Loan Losses: The Company recorded a provision for loan losses of $1.5 million, $1.2 million, and $600,000 for 2006, 2005, and 2004, respectively. Increased provisions reflect the Company's loan growth and change in portfolio composition. The table below sets forth information with respect to activity in the Company's allowance for loan losses for the years indicated:

	At December 31,		
	2006	**2005**	**2004**
	(Dollars in Thousands)		
Total loans outstanding	**$ 472,490**	$ 445,789	$ 439,142
Average loans outstanding	**$ 462,036**	$ 436,906	$ 430,543
Allowance balances (at beginning of period)	**$ 3,564**	$ 2,594	$ 3,285
Provision:	**1,500**	1,200	600
Charge-Offs:			
Mortgage	-	(64)	(1,204)
Installment	**(63)**	(100)	(127)
Commercial	**(192)**	(19)	(8)
Home equity lines of credit	-	-	-
PHEAA	-	-	-
Municipal	-	-	-
Credit cards	**(2)**	-	-
Other	**(91)**	(88)	-
Total charge-offs	**(348)**	(271)	(1,339)
Recoveries:			
Mortgage	-	7	-
Installment	**5**	10	3
Commercial	**30**	13	45
Home equity lines of credit	-	-	-
PHEAA	-	-	-
Municipal	-	-	-
Credit cards	-	-	-
Other	**18**	11	-
Total recoveries	**53**	41	48
Net charge-offs	**(295)**	(230)	(1,291)
Allowance balance (at end of period)	**$ 4,769**	$ 3,564	$ 2,594
Allowance for loan losses as a percent of total loans outstanding	**1.01%**	0.80%	0.59%
Net loans charged off as a percent of average loans outstanding	**0.06%**	0.05%	0.30%

The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimate of the losses inherent in the portfolio, based on a monthly review by management of the following factors:

- Historical experience
- Volume
- Type of lending conducted by the Bank
- Industry standards
- The level and status of past due and non-performing loans
- The general economic conditions in the Bank's lending area; and
- Other factors affecting the collectability of the loans in the portfolio

Large groups of homogeneous loans, such as residential real estate, small commercial real estate loans and home equity and consumer loans are evaluated in the aggregate using historical loss factors and other data. The amount of loss reserve is calculated using historical loss rates, net of recoveries on a five year rolling weighted average, adjusted for environmental, and other qualitative factors such as industry, geographical, economic and political factors that can affect loss rates or loss measurements. Watch and classified loans are allocated additional reserves.

Large balance and/or more complex loans such as multi-family and commercial real estate loans may be evaluated on an individual basis and are also evaluated in the aggregate to determine adequate reserves. As specific loans are determined to be impaired, specific reserves are assigned based upon collateral value, market value, if determinable, or the present value of the estimated future cash flows of the loan.

The allowance is increased by a provision for loan loss which is charged to expense, and reduced by charge-offs, net of recoveries. Loans are placed on non-accrual status when they are 90 days past due, unless they are adequately collateralized and in the process of collection.

The allowance for loan losses is maintained at a level that represents management's best estimate of losses in the portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future and that additional provisions for losses will not be required.

Other Income: Total other income increased $714,000, or 10.8% to $7.3 million for the year ended December 31, 2006 from $6.6 million for the year ended December 31, 2005. Included in this change was an increase of $644,000 in investment security gains in fiscal 2006 over fiscal 2005, primarily resulting from the sale of adjustable rate preferred stocks, which had been written down to fair market value in 2004 due to an other-than-temporary decline in value.

Total other income increased $3.9 million, or 144.4% to $6.6 million for the year ended December 31, 2005 from $2.7 million for the year ended December 31, 2004. The most significant change in other income is the decrease in investment security losses of $2.7 million for the year ended December 31, 2005. Security losses in 2004 were primarily related to a write down of preferred stocks due to an other than temporary impairment of fair value. Service fees increased $1.0 million to $3.6 million for the year ended December 31, 2005 from $2.6 million for 2004. This increase was primarily due to an additional $929,000 in fees collected on deposit accounts. Other income increased $197,000 to $1.2 million for December 31, 2005 from $1.0 million for 2004 due to a one-time gain recorded from the sale of property classified as other real estate.

Other Expenses: Total other expenses increased $1.0 million, or 6.5% to $17.2 million for the year ended December 31, 2006 from $16.2 million for the year ended December 31, 2005. This increase was primarily due to pension and other employee benefit costs of $628,000 arising from increases in the costs of providing health and retirement benefits. Other expenses increased $208,000 primarily due to consulting fees paid by the Company of $91,000.

Total other expenses increased $1.1 million, or 7.3% to $16.2 million for the year ended December 31, 2005 from

$15.1 million for the year ended December 31, 2004. This is primarily due to increases in salary and other expenses. Salary expense was $6.3 million for the year ended December 31, 2005 an increase of $400,000 over 2004. This increase is primarily due to additions to staff and annual merit increases. Other expenses increased $400,000 to $4.3 million for the year ended December 31, 2005 from $3.9 million at December 31, 2004. Such increases to expense were attributed to increases in other real estate, customer debit cards, and consulting fees paid by the Company of $172,000, $96,000, and $52,000, respectively.

Income Taxes: Income tax expense decreased $723,000 to $2.0 million for the year ended December 31, 2006 compared to $2.8 million in 2005. This decrease was primarily due to the sale of preferred stocks which were written down, for financial reporting purposes, in 2004. The realized gain from the sale was not taxable which reduced the Company's effective tax rate for 2006 to 19.4% from 24.3% in 2005.

Income tax expense of $2.8 million for the year ended December 31, 2005 remained relatively unchanged from 2004, however the effective tax rate for 2005 dropped to 24.3% from 31.7% reported for 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds include savings, deposits, loan repayments and prepayments, cash from operations and borrowings from the Federal Home Loan Bank. The Company uses its capital resources principally to fund loan originations and purchases, to repay maturing borrowings, to purchase investments, and for short-term liquidity needs. The Company expects to be able to fund or refinance, on a timely basis, its commitments and long-term liabilities. As of December 31, 2006, the Company had commitments to extend credit of $85.4 million.

The Company's liquid assets consist of cash and cash equivalents, which include short-term investments. The levels of these assets are dependent on the Company's operating, financing, and investment activities during any given period. At December 31, 2006, cash and cash equivalents totaled $20.0 million.

Net cash from operating activities for 2006 totaled $9.9 million, as compared to net cash from operating activities of $12.1 million for 2005. The decrease in 2006 was primarily the result of a $124,000 decrease in net income, and a $807,000 decrease in other assets offset by a $300,000 increase in the provision for loan losses. Net cash from operating activities for 2005 totaled $12.1 million, as compared to net cash from operating activities of $11.3 million for 2004. The increase in 2005 was primarily the result of a $2.5 million increase in net income, a $600,000 increase in the provision for loan losses, and a $600,000 increase in other assets offset by a $2.4 million change in the write-down of equity securities.

Net cash used by investing activities for 2006 totaled $51.0 million, as compared to cash used of $15.5 million for 2005 and $50.5 million for 2004. The increase of $35.5 million for 2006 is primarily due to increases in security purchases and loans made to customers of $13.2 million and $20.0 million, respectively. Net cash used by investing activities for 2005 totaled $15.5 million, as compared to cash used of $50.5 million for 2004. The decrease of $35.0 million for 2005 is primarily due to decreases in securities purchased and loans made to customers of $58.4 million and $15.1 million, respectively. These changes were offset by a decrease of $40.4 million in proceeds from the sales and maturities of securities.

Net cash from financing activities for the year ended December 31, 2006 totaled $45.6 million, as compared to net cash from financing activities of $2.7 million for 2005. The change in 2006 was primarily due to an increase of net deposits of $57.7 million and repurchase agreements of $5.7 million offset by a decrease in federal funds purchased of $12.5 million. Net cash from financing activities for the year ended December 31, 2005 totaled $2.7 million, as compared to net cash from financing activities of $39.6 million for 2004. The change in 2005 was primarily due to decreases in net deposits and proceeds from FHLB advances of $39.8 million and $28.0 million, respectively, offset by an increase in Federal funds purchased of $20.4 million and a decrease of $9.4 million in repayments of FHLB advances.

Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on the

Company's commitment to make loans and management's assessment of the Company's ability to generate funds. The Company is also subject to federal regulations that impose certain minimum capital requirements.

The table below sets forth certain information regarding the Company's contractual obligations. See Note 4, Note 7 and Note 10 to the consolidated financial statements

	Payments Due By Period				
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
			(In Thousands)		
Long-Term Debt Obligations	$72,410	$ 16,338	$23,072	$ 13,000	$20,000
Operating Lease Obligations	988	221	389	229	149
Certificates of Deposit	308,887	251,326	40,082	4,336	13,143

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company engages in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in its consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. At December 31, 2006 and 2005, the Company had commitments to extend credit in the amount of $85.4 million and $104.3 million, respectively. During the year ended December 31, 2006, the Company did not engage in any off-balance sheet transactions reasonably likely to have a material effect on its consolidated financial condition, results of operations or cash flows.

MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit taking activities. The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial increase or decrease in interest rates may adversely impact the Company's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages its interest rate risk exposure.

The principal objective of the Company's interest rate risk management is to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the appropriate level of risk given the Company's business strategy, operating environment, capital and liquidity requirements, performance objectives, and manage the risk consistent with the Board of Directors' approved guidelines. Through such management, the Company seeks to minimize the vulnerability of its operations to changes in interest rates. The Company's Asset/Liability Committee is comprised of the Company's senior management under the direction of the Board of Directors, with senior management responsible for reviewing with the Board of Directors its activities and strategies, the effect of those strategies on the Company's net interest margin, the market value of the portfolio and the effect that changes in interest rates will have on the Company's portfolio and the Company's exposure limits.

The Company utilizes the following strategies to manage interest rate risk:

- When market conditions permit, to originate and hold in its portfolio adjustable rate loans;
- Sell fixed rate mortgage loans that conform to Federal National Mortgage Association guidelines when sales can be achieved on terms favorable to the Company;
- Lengthen the maturities of its liabilities when deemed cost effective through the utilization of Federal Home Loan Bank advances;
- Purchase mortgage-backed securities for the available for sale securities portfolio with cash flows that can be reinvested in higher earning instruments when interest rates rise; and
- Generally, maintain securities in the available for sale portfolio that are short term to offset the risk of long term fixed rate mortgage loans in a rising rate environment.

The following table shows the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity or repricing maturity, and the instruments' fair values at December 31, 2006. Market risk sensitive instruments are generally defined as those instruments that can be adversely impacted by changes in market interest rates. The Company currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments, but may do so in the future to mitigate interest rate risk. Expected maturities are contractual maturities adjusted for prepayments of principal. The Company uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, call dates and projected repayments of principal. For interest earning assets, no prepayments are assumed. Interest bearing liabilities, such as negotiable order of withdrawal ("NOW") accounts, money market accounts, and similar interest bearing demand accounts are subject to immediate withdrawal or repricing and are therefore presented in the earliest period in the table.

Expected Maturity/Principal Repayment at December 31,

	2007	2008	2009	2010	2011	Total Thereafter	Carrying Value	Fair Value
				(in thousands)				
Interest-earning assets								
Mortgage loans	$ 16,957	$ 14,182	$ 15,742	$ 15,437	$ 15,011	$ 190,201	$ 267,530	$270,433
Home equity loans, second mortgage loans, student loans, other loans	17,637	16,743	15,456	14,314	13,270	45,249	122,669	122,310
Commercial loans, municipal loans	14,482	8,967	4,858	2,639	2,793	48,804	82,543	83,914
Investment securities	740	361	545	3,356	14,074	202,173	221,249	221,249
Interest-bearing liabilities								
NOW and other transaction accounts	$ 58,133	$ -	$ -	$ -	$ -	$ -	$ 58,133	$ 58,133
Money market and other savings accounts	119,898	-	-	-	-	-	119,898	119,898
Certificates of deposit	251,327	27,128	12,954	2,561	1,775	13,142	308,887	317,666
Federal Home Loan Bank of Pittsburgh advance	16,338	5,072	18,000	-	13,000	20,000	72,410	74,028

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented in this Annual Report have been prepared in accordance with generally accepted accounting principles in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the Company's operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In 2006, the Financial Accounting Standards Board issued FASB No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment of FASB No. 133 and 140, FASB No. 156, Accounting for Servicing of Financial Assets – an amendment of FASB No. 140, FASB No. 157 Fair Value Measurements, and FASB interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes. The Company does not believe these statements will have a material impact on the Bank or its operations.

MANAGEMENT REPORT TO SHAREHOLDERS

The consolidated financial statements presented are the responsibility of management and are prepared in accordance with generally accepted accounting principles (United States). The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements. The financial statements necessarily include amounts that are based on management's best judgments and estimates. In the opinion of management the accounting practices utilized are appropriate in the circumstances and the financial statements fairly reflect the financial position and results of operation of the Company.

IBT Bancorp, Inc. maintains a system of internal controls over financial reporting, which is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (United States). The Company assessed its internal control over financial reporting as of December 31, 2006, based on the criteria for effective internal control over financial reporting as described in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that assessment, the Company believes that, as of December 31, 2006, its system of internal controls over financial reporting met those criteria.

The Company's independent auditors, Edwards Sauer and Owens, P.C. have issued an attestation report on management's assessment of the Company's internal controls over financial reporting. Their attestation is included elsewhere in this report.



Charles G. Urtin
President &
Chief Executive Officer



Raymond G. Suchta
Chief Financial Officer

EDWARDS SAUER & OWENS, P.C.

Certified Public Accountants & Business Advisors

500 Warner Centre, 332 Fifth Avenue, Pittsburgh, PA 15222
Phone: 412-281-9211 Fax: 412-281-2407
www.esocpa.com

A Professional Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
IBT Bancorp, Inc.
Irwin, Pennsylvania

We have audited the accompanying consolidated balance sheets of IBT Bancorp, Inc. (the Bancorp) and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. We also have audited management's assessment, included in the accompanying Management's Report to Shareholders, that IBT Bancorp, Inc. and subsidiary maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bancorp's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Bancorp's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

EDWARDS SAUER & OWENS, P.C.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bancorp are being made only in accordance with authorizations of management and directors of the Bancorp; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bancorp's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBT Bancorp, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, management's assessment that IBT Bancorp, Inc. and subsidiary maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, IBT Bancorp, Inc. and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Edwards Sauer & Owens, P.C.

Pittsburgh, Pennsylvania
February 21, 2007

	December 31,	
	2006	2005
ASSETS		
Cash and due from banks	$ 19,317,614	$ 15,063,970
Interest-bearing deposits in banks	637,034	435,970
Certificate of deposit	100,000	100,000
Securities available for sale	221,249,369	195,993,449
Federal Home Loan Bank stock, at cost	5,196,800	5,469,600
Loans, net of allowance for loan losses of $4,769,260 in 2006 and $3,563,501 in 2005	467,720,508	442,225,344
Premises and equipment, net	5,281,385	5,624,572
Other assets	21,459,045	20,237,792
Total Assets	$ 740,961,755	$ 685,150,697
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits		
Non-interest bearing	$ 85,553,753	$ 83,846,681
Interest-bearing	486,918,461	436,639,077
Total deposits	572,472,214	520,485,758
Federal funds purchased	-	12,468,000
Repurchase agreements	27,416,559	18,442,703
Accrued interest and other liabilities	6,082,279	4,022,118
FHLB advances	72,409,643	68,651,125
Total liabilities	678,380,695	624,069,704
Stockholders' Equity		
Capital stock, par value $1.25, 50,000,000 shares authorized, 5,965,119 shares issued, 5,882,640 and 5,910,910 shares outstanding at December 31, 2006 and 2005, respectively	7,456,399	3,779,749
Surplus	-	1,231,444
Retained earnings	58,970,791	58,931,230
Accumulated other comprehensive income	(904,723)	(512,029)
	65,522,467	63,430,394
Less: Treasury stock, at cost (82,479 shares in 2006 and 68,344 in 2005)	(2,941,407)	(2,349,401)
Total stockholders' equity	62,581,060	61,080,993
Total Liabilities and Stockholders' Equity	$ 740,961,755	$ 685,150,697

The accompanying notes are an integral part of these consolidated financial statements.

	Years Ended December 31,		
	2006	2005	2004
Interest Income			
Loans, including fees	$ 30,615,567	$ 27,272,969	$ 26,312,685
Investment securities	9,671,261	8,437,156	7,403,199
Federal funds sold	105,903	61,177	9,835
Total interest income	40,392,731	35,771,302	33,725,719
Interest Expense			
Deposits	13,520,225	9,996,792	8,703,234
Federal funds purchased	239,267	180,901	92,982
FHLB advances	3,332,565	2,939,435	2,858,623
Repurchase agreements	1,421,881	564,658	152,970
Total interest expense	18,513,938	13,681,786	11,807,809
Net Interest Income	21,878,793	22,089,516	21,917,910
Provision for Loan Losses	1,500,000	1,200,000	600,000
Net Interest Income after Provision for Loan Losses	20,378,793	20,889,516	21,317,910
Other Income (Losses)			
Service fees	3,793,266	3,602,991	2,595,941
Investment security gains	900,922	274,267	383,290
Investment security losses	(120,301)	(138,078)	(2,789,571)
Increase in cash surrender value of life insurance	473,201	456,042	466,923
Debit card fees	836,932	775,715	680,600
Trust fees	465,608	455,051	340,492
Other income	999,734	1,209,163	1,011,967
Total other income	7,349,362	6,635,151	2,689,642
Other Expenses			
Salaries	6,438,599	6,332,915	5,875,511
Pension and other employee benefits	2,460,131	1,831,784	1,820,031
Occupancy expense	1,624,313	1,795,473	1,767,950
Data processing expense	1,113,992	992,005	916,939
Advertising expense	431,995	387,344	309,032
Pennsylvania shares tax	589,064	560,428	496,802
Debit card expense	562,721	479,346	383,023
Other expenses	4,016,211	3,807,688	3,525,401
Total other expenses	17,237,026	16,186,983	15,094,689
Income Before Income Taxes	10,491,129	11,337,684	8,912,863
Provision for Income Taxes	2,035,437	2,758,333	2,828,125
Net income	$ 8,455,692	$ 8,579,351	$ 6,084,738
Basic Earnings per Share	$ 1.43	$ 1.45	$ 1.02
Diluted Earnings per Share	$ 1.42	$ 1.44	$ 1.01

The accompanying notes are an integral part of these consolidated financial statements.

Years Ended December 31, 2006, 2005 and 2004

	Capital Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance at December 31, 2003	$ 3,779,749	$ 1,684,258	$ 54,451,662	$ 1,033,638	$ (1,343,266)	$ 59,606,041
Comprehensive Income						
Net income			6,084,738			6,084,738
Other comprehensive income, net of tax:						
Change in net unrealized holding gains on securities available for sale, net of deferred income tax benefit of ($688,712)				(1,336,912)		(1,336,912)
Reclassification adjustment, net of deferred income tax of $776,858				1,508,018		1,508,018
						171,106
Total Comprehensive Income						6,255,844
Cash dividends ($1.60)			(4,746,485)			(4,746,485)
Stock options granted/vested		59,141				59,141
Exercise of stock options		(325,644)				(325,644)
Purchase of Treasury Stock					(1,006,135)	(1,006,135)
Balance at December 31, 2004	$ 3,779,749	$ 1,417,755	$ 55,789,915	$ 1,204,744	$ (2,349,401)	$ 59,842,762

The accompanying notes are an integral part of these consolidated financial statements.

Years Ended December 31, 2006, 2005 and 2004

	Capital Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance at December 31, 2004	$ 3,779,749	$ 1,417,755	$ 55,789,915	$ 1,204,744	$ (2,349,401)	$ 59,842,762
Comprehensive Income						
Net income			8,579,351			8,579,351
Other comprehensive income, net of tax:						
Change in net unrealized holding gains on securities available for sale, net of deferred income tax benefit of ($831,292)				(1,613,684)		(1,613,684)
Reclassification adjustment, net of deferred income tax benefit of ($53,107)				(103,089)		(103,089)
						(1,716,773)
Total Comprehensive Income						6,862,578
Cash dividends ($1.84)			(5,438,036)			(5,438,036)
Stock options granted/ vested		59,141				59,141
Exercise of stock options		(245,452)				(245,452)
Purchase of Treasury Stock						-
Balance at December 31, 2005	$ 3,779,749	$ 1,231,444	$ 58,931,230	$ (512,029)	$ (2,349,401)	$ 61,080,993

The accompanying notes are an integral part of these consolidated financial statements.

Years Ended December 31, 2006, 2005 and 2004

	Capital Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance at December 31, 2005	$ 3,779,749	$ 1,231,444	$ 58,931,230	$ (512,029)	$ (2,349,401)	$ 61,080,993
Comprehensive Income						
Net income			8,455,692			8,455,692
Other comprehensive income, net of tax:						
Change in net unrealized holding gains on securities available for sale, net of deferred income tax benefit of ($191,598)				(371,925)		(371,925)
Reclassification adjustment, net of deferred income tax benefit of ($20,518)				(39,828)		(39,828)
Reclassification adjustment, gain on sale of preferred stocks, no deferred income tax effect				840,967		840,967
						429,214
Total Comprehensive Income						8,884,906
Cash dividends ($2.00)			(5,896,738)			(5,896,738)
Stock options granted/ vested		39,808				39,808
Exercise of stock options		(134,525)				(134,525)
Purchase of Treasury Stock					(667,100)	(667,100)
Sale of Treasury Stock		20,530			75,094	95,624
Two-for-one stock split effective in the form of a 100% stock dividend	3,676,650	(1,157,257)	(2,519,393)			-
Adjustment to initially apply FASB Statement No. 158, net of deferred income tax benefit of ($423,407)				(821,908)		(821,908)
Balance at December 31, 2006	$ 7,456,399	$ -	$ 58,970,791	$ (904,723)	$ (2,941,407)	$ 62,581,060

The accompanying notes are an integral part of these consolidated financial statements.

	Years Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 8,455,692	$ 8,579,351	$ 6,084,738
Adjustments to reconcile net cash from operating activities:			
Depreciation	768,651	994,839	1,009,989
Increase in cash surrender value of insurance	(473,201)	(456,042)	(466,923)
Net amortization/accretion of premiums and discounts	390,380	810,975	1,046,467
Net investment security gains	(780,621)	(136,189)	(19,896)
Loss on write-down of equity securities	-	-	2,426,177
Provision for loan losses	1,500,000	1,200,000	600,000
Stock options granted/vested	39,808	59,141	59,141
Increase (decrease) in cash due to changes in assets and liabilities:			
Other assets	(1,582,595)	775,593	223,003
Accrued interest and other liabilities	1,536,916	267,918	339,288
Net Cash From Operating Activities	9,855,030	12,095,586	11,301,984
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of certificate of deposit	(100,000)	(100,000)	(100,000)
Proceeds from maturity of certificate of deposit	100,000	100,000	100,000
Proceeds from sales of securities available for sale	24,614,156	9,728,425	61,556,451
Proceeds from maturities of securities available for sale	17,820,881	35,093,279	23,575,354
Purchase of securities available for sale	(66,359,153)	(53,165,621)	(111,626,403)
Net loans made to customers	(26,971,633)	(6,989,448)	(22,118,272)
Purchases of premises and equipment	(425,464)	(387,131)	(773,520)
Proceeds from the sale Federal Home Loan Bank stock	5,283,500	6,183,500	3,763,900
Purchase of Federal Home Loan Bank stock	(5,010,700)	(5,970,400)	(4,906,100)
Net Cash Used By Investing Activities	(51,048,413)	(15,507,396)	(50,528,590)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	51,986,456	(5,731,190)	34,059,419
Net increase in securities sold under agreements to repurchase	8,973,856	3,285,446	2,546,380
Net (decrease) increase in federal funds purchased	(12,468,000)	12,468,000	(7,900,000)
Dividends	(5,896,738)	(5,438,036)	(4,746,485)
Proceeds from FHLB advances	80,039,000	-	28,000,000
Repayment of FHLB advances	(76,280,482)	(1,614,189)	(11,042,453)
Exercised stock options	(134,525)	(245,452)	(325,644)
Purchase of treasury stock	(667,100)	-	(1,006,135)
Sale of treasury stock	95,624	-	-
Net Cash From Financing Activities	45,648,091	2,724,579	39,585,082
Net Change in Cash and Cash Equivalents	4,454,708	(687,231)	358,476
Cash and Cash Equivalents at Beginning of Year	15,499,940	16,187,171	15,828,695
Cash and Cash Equivalents at End of Year	$ 19,954,648	$ 15,499,940	$ 16,187,171

The accompanying notes are an integral part of these consolidated financial statements.

	Years Ended December 31,					
		2006		2005		2004
SUPPLEMENTAL DISCLOSURES						
Cash payments for:						
Interest	$	**17,236,256**	$	13,625,849	$	11,446,837
Income taxes	$	**2,466,000**	$	3,182,617	$	2,634,965
NON CASH TRANSACTIONS						
Net recorded unrealized (losses) gains on securities available for sale at December 31	$	**(116,965)**	$	(1,058,528)	$	1,825,368
Deferred (benefit) income taxes on recorded unrealized (losses) gains on securities available for sale at December 31	$	**(34,151)**	$	(546,500)	$	620,625
Loans transferred to foreclosed real estate during the year	$	**88,849**	$	112,380	$	1,557,735
Recorded nonmonetary gain (loss) on securities available for sale at December 31	$	-	$	81,111	$	(2,426,177)
Recorded liability for accrued pension cost and reduction of prepaid pension	$	**1,245,315**	$	-	$	-
Deferred income tax benefit on accrued pension liability	$	**423,407**	$	-	$	-
Two-for-one stock split in the form of a stock dividend						
Capital stock	$	**3,676,650**	$	-	$	-
Surplus	$	**(1,157,257)**	$	-	$	-
Retained earnings	$	**(2,519,393)**	$	-	$	-

The accompanying notes are an integral part of these consolidated financial statements.

Years Ended December 31, 2006, 2005 and 2004

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: IBT Bancorp, Inc. (the Bancorp), is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Irwin Bank & Trust Company (the Bank). The Bank is a full service state chartered commercial banking institution and provides a variety of financial services to individuals and corporate customers through its six branch offices, two loan centers, a trust division, three supermarket branches and main office located in Southwestern Pennsylvania. The Bank's primary deposit products are non-interest and interest-bearing checking accounts, savings accounts and certificates of deposit. Its primary lending products are single-family and multi-family residential loans, installment loans and commercial loans.

Principles of Consolidation: The consolidated financial statements include the accounts of the Bancorp and the Bank. All significant intercompany accounts have been eliminated in the consolidation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and foreclosed real estate, management obtains independent appraisals for significant properties.

Investment Securities: All investments in debt and equity securities are to be classified into three categories. Securities which management has positive intent and ability to hold until maturity are classified as held to maturity. Securities held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount computed on a level yield basis. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. All other securities are classified as available for sale securities. Unrealized holding gains and losses for trading securities are included in earnings. Unrealized holding gains and losses for available for sale securities are excluded from earnings and reported net of income taxes as a separate component of stockholders' equity until realized. At this time, management has no intention of establishing a trading securities classification.

Interest and dividends on securities are reported as interest income. Gains and losses realized on sales of securities represent the differences between net proceeds and carrying values determined by the specific identification method.

Advertising Costs: Advertising costs are expensed as incurred. Advertising expense totaled $431,995 for 2006, $387,344 for 2005 and $309,032 for 2004.

Loans and Allowance for Loan Losses: Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees.

Years Ended December 31, 2006, 2005 and 2004

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb potential losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Large groups of smaller balance homogeneous loans are valued collectively for impairment. The amount of loss reserve is calculated using historical loss rates, net of recoveries, adjusted for environmental, and other qualitative factors such as industry, geographical, economic and political factors that can affect loss rates or loss measurements.

Allowances for losses on specifically identified loans that are determined to be impaired are calculated based upon collateral value, market value, if determinable, or the present value of the estimated future cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Loans are placed on nonaccrual status when they are 90 days past due, unless they are adequately collateralized and in the process of collection.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation computed on both the straight-line and accelerated methods over the estimated useful lives of the assets. Costs for maintenance and repairs are expensed currently. Costs of major additions or improvements are capitalized.

Other Real Estate Owned (OREO): Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Income Taxes: The Bancorp uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Bancorp files consolidated Federal income tax returns with its subsidiary.

Earnings per Share: Earnings per share are calculated on the basis of the weighted average number of shares outstanding. The weighted average shares outstanding, given retroactive effect of the stock dividend described in Note 21, was 5,895,919, 5,910,910 and 5,932,818 for the years ended December 31, 2006, 2005 and 2004, respectively.

Years Ended December 31, 2006, 2005 and 2004

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents: For purposes of the Statements of Cash Flows, the Bancorp considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Bancorp considers all cash and amounts due from depository institutions, interest-bearing deposits in other banks, except certificates of deposit with maturities of more than three months, and federal funds sold to be cash equivalents for purposes of the statements of cash flows.

Reclassification of Prior Year's Statements: Certain previously reported items have been reclassified to conform to the current year's classifications. The reclassifications have no effect on total assets, total liabilities and stockholders' equity, or net income.

NOTE 2 -- INVESTMENT SECURITIES

Investment securities available for sale consist of the following:

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Obligations of U.S. Government Agencies	$ 95,578,239	$ 426,951	$ (680,000)	$ 95,325,190
Obligations of State and political sub-divisions	63,316,546	1,348,184	(67,095)	64,597,635
Mortgage-backed securities	62,174,784	70,967	(1,199,447)	61,046,304
Other securities	46,545	-	(3)	46,542
Equity securities	250,220	1,167	(17,689)	233,698
	$ 221,366,334	$ 1,847,269	$ (1,964,234)	$ 221,249,369

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Obligations of U.S. Government Agencies	$ 80,139,533	$ 35,630	$ (1,301,245)	$ 78,873,918
Obligations of State and political sub-divisions	53,723,194	1,356,363	(271,660)	54,807,897
Mortgage-backed securities	55,228,872	114,890	(1,516,289)	53,827,473
Other securities	195,589	-	(2)	195,587
Equity securities	7,764,789	557,507	(33,722)	8,288,574
	$ 197,051,977	$ 2,064,390	$ (3,122,918)	$ 195,993,449

Years Ended December 31, 2006, 2005 and 2004

NOTE 2 -- INVESTMENT SECURITIES (CONTINUED)

Gross realized gains and losses on calls and sales of available-for-sale securities were:

	Years Ended December 31,		
	2006	**2005**	**2004**
Gross realized gains:			
Obligations of U.S. Government Agencies	$ **18,400**	$ -	$ 204,102
Obligations of state and political sub-divisions	**9,478**	153,523	91,855
Mortgage-backed securities	**32,077**	-	-
Equity securities	**840,967**	120,744	87,333
	$ **900,922**	$ 274,267	$ 383,290
Gross realized losses:			
Obligations of U.S. Government Agencies	$ **107,100**	$ 45,679	$ 363,394
Obligations of state and political sub-divisions	**302**	-	-
Mortgage-backed securities	**12,899**	92,399	-
Equity securities	-	-	2,426,177
	$ **120,301**	$ 138,078	$ 2,789,571

In 2004, the Company recorded a $2,426,177 non-cash write-down of certain agency preferred stocks due to an impairment in value that was determined to be other than temporary.

The amortized cost and estimated market value of the investment securities available for sale at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	**Market Value**
Due in one year or less	$ **736,402**	$ **740,261**
Due after one year through five years	**18,615,189**	**18,336,200**
Due after five years through ten years	**94,963,322**	**95,075,215**
Due after ten years, includes equity securities	**107,051,421**	**107,097,693**
	$ **221,366,334**	$ **221,249,369**

As a member of the Federal Home Loan Bank of Pittsburgh (FHLB), the Bank is required to maintain a minimum amount of FHLB stock. The minimum amount is calculated based on level of assets, residential real estate loans and outstanding FHLB advances. The Bank held $5,196,800 and $5,469,600 of FHLB stock at December 31, 2006 and 2005, respectively.

Years Ended December 31, 2006, 2005 and 2004

NOTE 2 -- INVESTMENT SECURITIES (CONTINUED)

Temporarily impaired investments consist of the following:

	December 31, 2006					
	Less Than 12 Months		12 Months or Longer		Total	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses
Obligations of U.S. Government Agencies	$ 10,578,040	$ (23,375)	$ 60,393,240	$ (656,625)	$ 70,971,280	$ (680,000)
Mortgage-backed securities	11,864,259	(63,493)	40,001,238	(1,135,954)	51,865,497	(1,199,447)
Obligations of state and political sub-divisions	3,568,589	(35,791)	4,253,633	(31,304)	7,822,222	(67,095)
Other investments	41,130	(676)	136,040	(17,016)	177,170	(17,692)
Total temporarily impaired securities	$ 26,052,018	$ (123,335)	$ 104,784,151	$ (1,840,899)	$ 130,836,169	$ (1,964,234)

Investments are reviewed for declines in value on a quarterly basis. At December 31, 2006, no investment was recognized as having an other-than-temporary impairment. The unrealized loss on debt securities is attributable to changes in interest rates. The unrealized loss on the equity securities are attributed to temporary declines in market value.

NOTE 3 -- LOANS

Major classifications of loans are as follows:

	December 31,	
	2006	2005
Mortgage	$ 267,530,358	$ 252,699,327
Home equity credit	16,597,644	19,684,198
Installment	99,044,497	93,428,367
Commercial	74,167,612	63,508,313
PHEAA	6,471,077	6,780,415
Municipal	8,374,801	9,148,382
Credit cards	99,789	61,868
Other	456,127	744,087
	472,741,905	446,054,957
Less:		
Allowance for loan losses	4,769,260	3,563,501
Deferred loan fees	252,137	266,112
	$ 467,720,508	$ 442,225,344

Years Ended December 31, 2006, 2005 and 2004

NOTE 3 -- LOANS (CONTINUED)

The aggregate amount of demand deposit accounts with overdrawn balances that were reclassified as loan balances at December 31, 2006 and 2005 amounted to $406,672 and $607,114, respectively and are included in other loans.

The total recorded investment in impaired loans amounted to $1,058,657 at December 31, 2006 and $1,484,017 at December 31, 2005. The allowance for loan losses related to impaired loans amounted to $367,294 and $522,857 at December 31, 2006 and 2005, respectively.

Changes in the allowance for loan losses were as follows:

	Years Ended December 31,		
	2006	**2005**	**2004**
Balance, beginning of year	$ **3,563,501**	$ 2,593,642	$ 3,284,830
Provision charged to operations	**1,500,000**	1,200,000	600,000
Loans charged off	**(347,467)**	(271,238)	(1,338,749)
Recoveries	**53,226**	41,097	47,561
Balance, end of year	$ **4,769,260**	$ 3,563,501	$ 2,593,642

NOTE 4 -- PREMISES AND EQUIPMENT

Premises and equipment which are stated at cost are as follows:

	December 31,	
	2006	**2005**
Land	$ **921,559**	$ 921,559
Buildings and improvements	**5,992,449**	5,950,036
Furniture and equipment	**8,088,429**	7,744,717
	15,002,437	14,616,312
Less: Accumulated depreciation	**9,721,052**	8,991,740
	$ **5,281,385**	$ 5,624,572

Depreciation expense was $768,651 in 2006, $994,839 in 2005 and $1,009,989 in 2004.

Eight of the Bank's commercial branch office buildings and/or land, the Bank's trust division office and an operations facility are leased by the Bank. These leases have initial terms of 1 to 20 years, and all contain renewal options for additional years.

In 2005, fully depreciated assets and the remaining depreciation on assets no longer in use, as a result of the closure of two branch offices, were written off.

Years Ended December 31, 2006, 2005 and 2004

NOTE 4 -- PREMISES AND EQUIPMENT (CONTINUED)

The following is a summary of the future minimum lease payments under these operating leases:

For the year ended December 31,

2007	$	**220,594**
2008		**201,971**
2009		**186,719**
2010		**131,100**
2011		**98,677**
2012 and thereafter		**149,007**
	$	**988,068**

Rental expense under these operating leases was $238,915, $247,327 and $250,464 for the years ended December 31, 2006, 2005 and 2004, respectively.

NOTE 5 -- JOINT VENTURE

The Bancorp has an 85% limited partnership interest in T.A. of Irwin, L.P. This partnership provides title insurance to the general public. The Bancorp uses the equity method to account for its investment in the partnership. As of December 31, 2006 and 2005, the partnership is reflected in the other assets section of the balance sheet at $26,713 and $31,772, respectively.

NOTE 6 -- BANK OWNED LIFE INSURANCE

In 2001, the Bank purchased single premium life insurance policies on officers of the Bank at a cost of $10,000,000. At December 31, 2006 and 2005, the cash surrender value of these policies was $12,381,754 and $11,930,700, respectively, and is included in the other assets section of the balance sheet. The increase in cash surrender value of these policies is recorded as other income.

NOTE 7 -- DEPOSITS

Time deposits maturing in years ending December 31, as of December 31, 2006 are summarized as follows:

2007	$	**251,326,533**
2008		**27,128,089**
2009		**12,954,307**
2010		**2,560,875**
2011		**1,774,540**
2012 and thereafter		**13,142,665**
	$	**308,887,009**

The Bank held related party deposits of approximately $3,817,000 and $3,976,000 at December 31, 2006 and 2005, respectively.

The Bank held time deposits of $100,000 or more of $93,876,778 and $64,684,980 at December 31, 2006 and 2005, respectively.

Years Ended December 31, 2006, 2005 and 2004

NOTE 8 -- REPURCHASE AGREEMENTS

The Bank offers its corporate customers an investment product fashioned in the form of a repurchase agreement. Under the terms of the agreement, deposits in designated demand accounts of the customer are put into an investment vehicle which is used daily to purchase an interest in designated U.S. Government or Agencies' securities owned by the Bank. The Bank in turn agrees to repurchase these investments on a daily basis and pay the customer the daily interest earned on them. The amount of repurchase agreements was $27,416,559 and $18,442,703 at December 31, 2006 and 2005, respectively.

NOTE 9 -- PLEDGED ASSETS

At December 31, 2006 and 2005, U.S. Government Agency obligations and obligations of state and politcal sub-divisions carried at approximately $62,695,000 and $40,865,000 respectively, were pledged to qualify for fiduciary powers, to secure public monies and for other purposes required or permitted by law. At December 31, 2006 and 2005, the carrying amount of securities pledged to secure repurchase agreements was approximately $52,920,000 and $30,917,000 respectively.

NOTE 10 -- FHLB ADVANCES

At December 31, 2006 and 2005, the Bank had the following advances from the Federal Home Loan Bank (FHLB).

2006	2005	Interest Rate	Maturity Date
$ -	$ 1,250,000	2.54% Fixed	February 21, 2006
-	1,250,000	2.83% Fixed	August 21, 2006
2,000,000	-	5.20% Fixed	March 7, 2007
2,000,000	-	5.20% Fixed	June 7, 2007
4,920,000	-	5.43% Variable LOC	July 27, 2007
575,070	1,416,489	2.99% Amortizing-Fixed	August 20, 2007
2,000,000	2,000,000	3.67% Fixed	September 5, 2007
4,000,000	-	5.215% Fixed	September 7, 2007
914,573	1,734,636	2.79% Amortizing-Fixed	January 28, 2008
5,000,000	5,000,000	5.63% Fixed to Float	July 21, 2008
-	5,000,000	4.86% Fixed to Float	October 23, 2008
8,000,000	8,000,000	3.48% Fixed w/Strike Rate	January 20, 2009
10,000,000	10,000,000	4.06% Fixed w/Strike Rate	July 22, 2009
4,000,000	4,000,000	5.18% Fixed w/Strike Rate	February 23, 2011
4,000,000	4,000,000	4.98% Fixed to Float	March 23, 2011
5,000,000	5,000,000	4.947% Fixed w/Strike Rate	August 29, 2011
5,000,000	5,000,000	4.6% Fixed w/Strike Rate	January 30, 2012
5,000,000	5,000,000	3.51% Fixed w/Strike Rate	January 28, 2013
5,000,000	5,000,000	3.47% Fixed w/Strike Rate	March 18, 2013
5,000,000	5,000,000	4.05% Fixed to Float	August 20, 2014
$ 72,409,643	$ 68,651,125		

Interest only is payable until maturity on all FHLB advances except for the FHLB advances with maturity dates of August 20, 2007 and January 28, 2008, which require monthly payments of interest and principal. Collateral for all advances includes all qualifying mortgages.

Years Ended December 31, 2006, 2005 and 2004

NOTE 10 -- FHLB ADVANCES (CONTINUED)

The following is a summary of the principal payments due on FHLB amortizing advances at December 31, 2006.

Original loan amount		$	4,000,000	$	2,500,000
Interest rate			2.79%		2.99%
Monthly payment (includes interest)		$	71,502	$	72,692
Number of payments			60		36
Maturity date			January 28, 2008		August 20, 2007
Principal payments due December 31:	**2007**	$	843,237	$	575,070
	2008		71,336		-
Balance of loan at December 31, 2006		$	914,573	$	575,070

In 2006, the Bank renewed its line of credit with the FHLB in the amount of $30,000,000. The interest rate is variable and was 5.44% at December 31, 2006. The line of credit has an expiration date of May 11, 2007. There was no balance outstanding on the line of credit as of December 31, 2005. Also in 2006, the Bank secured an additional line of credit with the FHLB in the amount of $30,000,000. The interest rate is variable and was 5.43% at December 31, 2006. The line of credit has an expiration date of July 27, 2007. The outstanding balance on the line of credit as of December 31, 2006 is $4,920,000 and is included in FHLB advances on the consolidated balance sheet.

The Bank had maximum borrowing capacity with FHLB, including the line of credit, of approximately $313,018,000 and $301,914,000 at December 31, 2006 and 2005, respectively.

NOTE 11 -- INCOME TAXES

The provision for income taxes consists of:

	Years Ended December 31,					
	2006		2005		2004	
Currently payable	$	**2,397,251**	$	3,086,159	$	2,643,614
Deferred (benefit) tax		**(361,814)**		(327,826)		184,511
Total	$	**2,035,437**	$	2,758,333	$	2,828,125

The significant components of temporary differences for 2006, 2005 and 2004 are as follows:

	Years Ended December 31,					
	2006		2005		2004	
Provision for loan losses	$	**(409,958)**	$	(329,752)	$	153,231
Depreciation		**(42,236)**		(137,670)		(14,169)
Pension		**51,311**		106,946		85,095
Deferred loan fees		**4,752**		8,533		15,825
Other		**34,317**		24,117		(55,471)
Total	$	**(361,814)**	$	(327,826)	$	184,511

Years Ended December 31, 2006, 2005 and 2004

NOTE 11 -- INCOME TAXES (CONTINUED)

A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before income taxes is as follows:

	Years Ended December 31, % of Pretax Income		
	2006	2005	2004
Provision at statutory rate	34.0 %	34.0 %	34.0 %
Effect of tax free income	(8.9)	(7.7)	(6.3)
Other	(5.7)	(2.0)	4.0
Effective tax rate	19.4 %	24.3 %	31.7 %

The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of December 31, 2005 and 2004 are as follows:

	2006 Deferred Tax		2005 Deferred Tax	
	Assets	Liabilities	Assets	Liabilities
Provision for loan losses	$ 1,621,548	$ -	$ 1,211,590	$ -
Depreciation	-	124,000	-	166,238
Pension expense	-	374,624	-	342,998
Other	371,405	61,359	334,799	-
SFAS 115	34,151	-	546,500	-
Unfunded pension cost	423,407	-	-	-
	$ 2,450,511	$ 559,983	$ 2,092,889	$ 509,236

NOTE 12 -- SHAREHOLDER RIGHTS PLAN

On November 18, 2003, the Board of Directors of the Bancorp adopted a Shareholder Rights Plan. The Board declared a dividend distribution of one Right for each outstanding share of common stock to stockholders of record at the close of business on December 1, 2003. Each Right initially entitled the registered holder to purchase from the Bancorp common stock worth $410 on the date of exercise, for a purchase price of $205, subject to adjustment.

Initially, the Rights will be attached to all common stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the common stock and a distribution date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), has acquired, or obtained the Right to acquire, beneficial ownership of 10% or more of the outstanding shares of common stock ("stock acquisition date") or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 10% or more of such outstanding shares of common stock.

The Rights are not exercisable until the distribution date and will expire at the close of business on December 1, 2013, unless earlier redeemed or exchanged by the Bancorp.

Years Ended December 31, 2006, 2005 and 2004

NOTE 12 -- SHAREHOLDER RIGHTS PLAN (CONTINUED)

In the event that at any time following the Rights dividend declaration date, a person becomes the beneficial owner of 10% or more of the then-outstanding shares of common stock, each holder of a Right (other than Rights held by the party triggering the Rights and certain transferees which are voided) will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property, or other securities of the Bancorp subject to certain limitations) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Bancorp.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments and certain contingent liabilities which are not reflected in the accompanying financial statements. These commitments and contingent liabilities represent financial instruments with off-balance-sheet risk. The contract or notional amounts of those instruments were comprised of commitments to extend credit approximating $85,356,000 and $104,269,000 as of December 31, 2006 and 2005, respectively, and approximate fair value.

The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The same credit policies are used in making commitments and conditional obligations as for on-balance-sheet instruments. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. The terms are typically for a one year period, with an annual renewal option subject to prior approval by management.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial and personal lines of credit.

The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all of the commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Since many of the commitments are expected to expire without being drawn upon, the total contractual amounts do not necessarily represent future funding requirements.

The Bancorp and Bank are involved in various legal actions from normal business activities. Management believes that the liability, if any, arising from such actions will not have a material adverse effect on the financial position of the Bancorp and Bank.

NOTE 14 -- CONCENTRATION OF CREDIT

The Bank primarily grants loans to customers in Western Pennsylvania, and maintains a diversified loan portfolio and the ability of its debtors to honor their contracts is not substantially dependent on any particular economic business sector. A substantial portion of the Bank's investments in municipal securities are obligations of state or political subdivisions located within Pennsylvania. As a whole, the Bank's loan and investment portfolios could be affected by the general economic conditions of Pennsylvania. In addition, at December 31, 2006 and 2005, a significant portion of the Bank's "due from banks" and "federal funds sold" is maintained with two large financial institutions located in Southwestern Pennsylvania. The Bank maintains a cash balance and federal funds sold at financial institutions that exceed the $100,000 amount that is insured by the FDIC. Amounts in excess of insured limits, per the institutions' records, were approximately $4,680,000 and $2,200,000 at December 31, 2006 and 2005, respectively.

Years Ended December 31, 2006, 2005 and 2004

NOTE 15 -- EMPLOYEE BENEFIT PLANS

Defined Benefit Plans

The Bank maintained one non-contributory defined benefit pension plan for its employees prior to 1995 (Plan #1). In 1995, various plan assumptions were changed which resulted in a reduction in benefits for older and long-standing employees. To compensate for this, a supplemental non-qualified plan was installed for those employees so affected (Plan #2). The Bank's funding policy is to contribute annually, an amount not to exceed that which can be deducted for federal income tax purposes for Plan #1. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Assets for the plans are primarily invested in U.S. Government obligations, corporate obligations, equity securities, and mutual funds whose valuations are subject to fluctuations of the securities' market.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158). The Bank adopted SFAS 158 prospectively on December 31, 2006. SFAS 158 requires that we recognize all obligations related to defined benefit pensions. This statement requires that the Bank quantify the plans' funding status as an asset or a liability on our consoldiated balance sheets.

SFAS 158 requires that the Bank measure the plans' assets and obligations that determine its funded status as of the end of the fiscal year. The Bank is also required to recognize as a component of other comprehensive income (OCI) the changes in funded status that occurred during the year that are not recognized as part of net periodic benefit cost as explained in SFAS No. 87, "Employers' Accounting for Pensions."

Based on the funded status of its defined benefit pension plans as of December 31, 2006, the Bank reported a reduction to our OCI of $821,908, an increase of $523,245 to accrued pension obligations, a decrease of $722,070 to its prepaid pension account and an increase of $423,407 to the deferred tax asset account.

The actuarial measurement period of October 15, through October 14, was used to determine the components of the net periodic pension cost and the financial disclosures for both plans. The actuarial measurement date of October 15 was used in determining the plans' liabilities and asset information. The following is a combined summary of the plans' components as of December 31, 2006, 2005 and 2004, even though the information has been compiled on the basis of the actuarial measurement period.

	2006	2005	2004
Change in Projected Benefit Obligation:			
Benefit obligation at beginning of year	$ **4,455,987**	$ 3,655,011	$ 3,331,356
Service cost	**356,068**	289,282	256,712
Interest cost	**266,965**	227,751	216,129
Actuarial loss due to settlements	-	-	8,099
Benefits paid	**(123,622)**	(73,069)	(350,346)
Other – net	**(186,687)**	357,012	193,061
Benefit obligation at end of year	$ **4,768,711**	$ 4,455,987	$ 3,655,011

Years Ended December 31, 2006, 2005 and 2004

NOTE 15 -- EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plans (continued)

	2006	2005	2004
Change in Fair Value of Plan Assets:			
Plan assets at estimated fair value at beginning of year	$ 3,348,241	$ 2,783,121	$ 2,736,071
Actual return on plan assets, net of expenses	342,549	157,829	146,318
Plan settlements	-	-	(42,197)
Benefits paid	(123,622)	(73,069)	(350,346)
Employer contributions	678,298	480,360	293,275
Fair value of plan assets at end of year	$ 4,245,466	$ 3,348,241	$ 2,783,121
Funded status at end of year (1)	$ (523,245)	$ (1,107,746)	$ (871,890)
Unrecognized net loss from actuarial experience	1,388,289	1,706,791	1,352,122
Unrecognized prior service cost	(128,914)	(147,176)	(165,438)
Unrecognized transition asset	(14,060)	(17,917)	(21,774)
Effect of settlements	-	-	(5,989)
Prepaid pension cost	$ 722,070	$ 433,952	$ 287,031

(1) After adoption of SFAS 158 on December 31, 2006, these amounts are recorded and this reconciliation is no longer required.

Amounts recognized in the consolidated balance sheets consist of:	December 31,		
	2006	2005	2004
Prepaid benefit cost	$ 485,057	$ 1,043,094	$ 713,304
Accrued benefit liability	(523,245)	-	-
Accumulated OCI	(821,908)	-	-
	$ (860,096)	$ 1,043,094	$ 713,304

In the months of December 2006, 2005 and 2004, the Bank contributed $612,708, $678,298 and $480,360 respectively, to the plans subsequent to the actuarial measurement dates of October 15, 2006, 2005 and 2004. Because these employer contributions were paid after the actuarial measurement period ended, the Bank's prepaid pension cost at December 31, 2006, 2005 and 2004 was $485,057, $1,043,094 and $713,304, respectively.

Years Ended December 31, 2006, 2005 and 2004

NOTE 15 -- EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plans (*continued*)

Amounts recognized in accumulated other comprehensive income consist of:

	December 31,		
	2006	2005	2004
Transition asset	$ (14,060)	$ -	$ -
Prior service cost	(128,914)	-	-
Net loss	1,388,219	-	-
	$ 1,245,245	$ -	$ -

The accumulated benefit obligation and information for the pension plans consist of:

	December 31,		
	2006	2005	2004
Projected benefit obligation	$ 4,768,711	$ 4,455,823	$ 3,655,011
Accumulated benefit obligation	$ 3,622,820	$ 3,237,383	$ 2,675,106
Fair value of plan assets	$ 4,245,466	$ 3,348,241	$ 2,783,121

The incremental effect of applying FASB statement No. 158 on individual line items in the consolidated balance sheet as of December 31, 2006, is as follows:

	Before Application of FASB No. 158	Adjustment	After Application of FASB No. 158
Prepaid pension cost	$ 1,207,127	$ (722,070)	$ 485,057
Deferred tax asset	$ -	$ 423,407	$ 423,407
Accrued benefit liability	$ -	$ (523,245)	$ (523,245)
Accumulated OCI	$ -	$ 821,908	$ 821,908

The prepaid pension cost and deferred tax asset are included in other assets on the consolidated balance sheets. The accrued benefit liability is included in accrued interest and other liabilities on the consolidated balance sheets.

Years Ended December 31, 2006, 2005 and 2004

NOTE 15 -- EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plans (continued)

Net periodic pension cost included the following components:

Net Periodic Pension Cost	Years Ended December 31,		
	2006	2005	2004
Service cost	$ 356,068	$ 289,282	$ 256,712
Interest cost	266,965	227,751	216,129
Expected return on plan assets	(270,003)	(219,638)	(206,976)
Amortization of prior service cost	(18,262)	(18,262)	(18,262)
Amortization of transition asset	(3,857)	(3,857)	(4,098)
Recognized net actuarial loss	75,335	57,296	45,043
Net periodic pension cost	$ 406,246	$ 332,572	$ 288,548

The following is a summary of the estimated portion of the net periodic pension cost included in accumulated other comprehensive income that is expected to be recognized during the year ended December 31, 2007:

Service cost	$ 356,489
Interest cost	285,737
Expected return on plan assets	(313,604)
Amortization of prior service cost	(18,262)
Amortization of transition asset	(3,857)
Recognized net actuarial loss	50,617
Net periodic pension cost to be recognized	$ 357,120

Weighted-average assumptions used to determine both the benefit obligations and net periodic pension costs were as follows:

	Years Ended December 31,		
	2006	2005	2004
Plan #1			
Discount rate	6.00%	6.00%	6.25%
Expected long-term return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	3.50% - 5.50%	3.50% - 5.50%	3.50% - 5.50%
Plan #2			
Discount rate	7.00%	7.00%	7.00%
Expected long-term return on plan assets	6.00%	6.00%	6.00%
Rate of compensation increase	3.50%	3.50%	3.50%

The interest rate assumption utilized for the plan valuation methods is 7%. The interest rate assumption is reasonable considering historical rates of return and the asset allocation mix of the plans.

Years Ended December 31, 2006, 2005 and 2004

NOTE 15 -- EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plans (continued)

Pension plan weighted-average asset allocations by investment category are as follows:	December 31, 2006	2005	2004
Cash and cash equivalents	16%	6%	9%
Stocks	15%	18%	22%
Bonds	5%	9%	12%
Mutual funds	33%	36%	33%
Government securities	31%	31%	24%
Total	100%	100%	100%

The Bank's pension plan funds are managed and held in trust by the Bank's Trust Division. The investment objective and strategy for investing plan assets calls for a "Moderate Growth Income Objective". This objective provides for a preservation of the principal's purchasing power and moderate growth and income. The range of equity exposure is from 40 to 80 percent and fixed income maturities to 30 years. The investment policies of the plan trustees prohibit the use of derivatives. In addition, the plan assets are diversified appropriately across different business sections for individual securities and the plan trustees have further diversified plan assets by maintaining an investment in mutual funds.

Other Employee Benefit Plans

The Bank also maintains non-qualified deferred compensation plans for certain directors, which are generally funded by life insurance. Prior to 2002, premiums on those policies were paid for by the Bank. In 2002, the Bank elected to pay those premiums with dividends accruing on the insurance policies. The present value of these benefits to be paid under the programs is being accrued over the estimated remaining service period of the participants. The liability for these future obligations was $616,930 and $602,118 at December 31, 2006 and 2005, respectively.

In addition, the Bank maintains a qualified 401(k) - deferred compensation plan for eligible employees. The plan is designed to provide a predetermined matching contribution by the Bank based on compensation deferrals by participants in the plan. The Bank contributions, including administrative fees, for 2006, 2005 and 2004 amounted to $88,196, $80,561 and $77,362, respectively.

NOTE 16 -- RELATED-PARTY TRANSACTIONS

At December 31, 2006 and 2005, certain officers and directors of the Bancorp and the Bank, and companies in which they have beneficial ownership, were indebted to the Bank in the aggregate amount of approximately $9,063,000 and $8,257,000, respectively. During 2006, new loans to such related parties were approximately $1,901,000 and repayments approximated $1,095,000.

Years Ended December 31, 2006, 2005 and 2004

NOTE 17 -- DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents: The carrying amount is a reasonable estimate of fair value.

Certificates of deposit: The carrying amounts of these short term investments approximate their fair value.

Investment securities: The fair value of securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Federal Home Loan Bank stock: The carrying value of the FHLB stock is a reasonable estimate of fair value due to restrictions on the securities.

Loans receivable: For certain homogeneous categories of loans, fair value is estimated using the quoted market prices for securities backed by similar loans adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers for the same remaining maturities.

Deposit liabilities: The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings: The carrying amounts of borrowings under repurchase agreements are short-term borrowings and approximate their fair values.

FHLB advances: The fair value of FHLB advances was determined using a discounted cash flow analysis based on current FHLB advance rates for advances with similar maturities.

The estimated fair value of the Bancorp's financial instruments as of December 31, 2006 are as follows:

	Carrying Amount	Fair Value
Financial Assets:		
Cash and cash equivalents	$ 19,954,648	$ 19,954,648
Certificate of deposit	$ 100,000	$ 100,000
Investment securities	$ 221,249,369	$ 221,249,369
Federal Home Loan Bank stock	$ 5,196,800	$ 5,196,800
Loans receivable	$ 467,720,508	$ 471,887,819
Financial liabilities:		
Deposits	$ 572,472,214	$ 581,250,829
Short-term borrowings	$ 27,416,559	$ 27,416,559
FHLB advances	$ 72,409,643	$ 74,028,364

The market values of investments, which are based upon quoted market prices, are contained in Note 2.

Years Ended December 31, 2006, 2005 and 2004

NOTE 18 -- REGULATORY MATTERS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Bancorp. The Pennsylvania Banking Code restricts the payment of dividends, generally to the extent of its retained earnings.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as set forth below, of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2006 and 2005, that the Bank meets all capital adequacy requirements to which it is subjected.

The Bank's actual capital ratios as of December 31, 2006 and 2005, the minimum ratios required for capital adequacy purposes, and the ratios required to be considered well capitalized under the Federal Deposit Insurance Corporation Improvement Act of 1991 provisions are as follows:

	December 31,		Minimum Capital Requirements	Well Capitalized Requirements
	2006	2005		
Risk-based capital ratio	**14.6%**	15.1%	8.0%	10.0% or higher
Leverage capital ratio	**8.5%**	8.9%	3.0% to 4.0%	5.0% or higher
Tier 1 risk-based capital ratio	**13.8%**	14.2%	4.0%	6.0% or higher

Included in cash and due from banks are required federal reserves of $7,945,000 and $7,450,000 at December 31, 2006 and 2005, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These reserves are held in the form of due from banks.

NOTE 19 -- STOCK OPTION PLAN

The Bancorp's Stock Option Plan authorizes the granting of stock options to directors and employees for up to 600,000 shares of common stock, given retroactive effect of the stock dividend described in Note 21. The stock option plan provides for a term of ten years, after which no awards can be made. Under the plan, the exercise price of each option equals the closing market price of the Bancorp's stock on the grant date, and an option's maximum term is ten years. Options constitute both incentive and non-incentive stock options and are generally granted annually in the month of May. Options granted to directors are vested immediately and are exercisable six months from the grant date and options granted to employees generally vest over three years.

Years Ended December 31, 2006, 2005 and 2004

NOTE 19 -- STOCK OPTION PLAN (CONTINUED)

As of December 31, 2006, a total of 380,500 stock options have been granted, of which, 169,873 are vested and exercisable, 61,000 have not vested, 124,556 have been exercised and 25,071 have been forfeited.

A summary of the status of the Bank's stock option plan is presented below:

	December 31,					
	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	174,542	$ 15.43	204,178	$ 15.57	236,108	$ 15.47
Granted	80,500	$ 19.99	-	-	-	-
Forfeitures	(6,668)	$ 24.41	-	-	(10,068)	$ 19.67
Exercised	(17,500)	$ 13.37	(29,636)	$ 13.38	(21,862)	$ 12.68
Outstanding at December 31,	230,874	$ 17.30	174,542	$ 15.43	204,178	$ 15.57
Exercisable at December 31,	169,873	$ 16.33	165,004	$ 15.38	170,446	$ 14.36

The options outstanding at December 31, 2006, 2005 and 2004 had a weighted-average contractual maturity of 5.68 years, 5.74 years, and 6.68 years, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	December 31,		
	2006	2005	2004
Dividend yield	5.50%	None granted	None granted
Expected life	7 years		
Expected volatility	19.24%		
Risk-free interest rate	4.90%		
Weighted-average fair value	$ 2.45		

Effective January 1, 2003, the Bank adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) 123, Accounting for Stock-Based Compensation, prospectively to all employee awards granted in 2003. Awards under the plan vest over periods ranging from six months to three years. Therefore, the cost related to stock-based compensation included in the determination of net income for 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of Statement 123.

Years Ended December 31, 2006, 2005 and 2004

NOTE 19 -- STOCK OPTION PLAN (CONTINUED)

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each year.

	Years Ended December 31,		
	2006	2005	2004
Net income, as reported	$ 8,455,692	$ 8,579,351	$ 6,084,738
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	26,273	39,034	39,034
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	-	-	85,525
Pro-forma net income	$ 8,481,965	$ 8,618,385	$ 6,038,247
Earnings per share:			
Basic-as reported	$ 1.43	$ 1.45	$ 1.03
Basic-pro forma	$ 1.44	$ 1.46	$ 1.02
Diluted-as reported	$ 1.42	$ 1.44	$ 1.01
Diluted-pro forma	$ 1.43	$ 1.45	$ 1.01

Weighted-average number of shares outstanding, given retroactive effect of the stock dividend described in Note 21, assuming dilution of exercisable stock options using the treasury stock method was 5,937,894, 5,964,900, and 6,010,734 for the years ended December 31, 2006, 2005, and 2004, respectively.

NOTE 20 -- TREASURY STOCK

In 2006 the Bancorp repurchased 16,385 shares of its stock for $667,100 and is being held as treasury stock. The Bancorp did not repurchase any shares of its own stock during 2005.

Years Ended December 31, 2006, 2005 and 2004

NOTE 21 -- CAPITAL STOCK

On October 17, 2006, the Bancorp declared a two-for-one stock split on the Bancorp's capital stock, which was effected in the form of a 100 percent stock dividend. One additional share will be issued for each share of capital stock held by shareholders of record as of the close of business on October 27, 2006. New shares were distributed on November 16, 2006. Par value will remain unchanged as $1.25. The number of shares issued on November 16, 2006, after giving effect to the split, was 5,965,119 (3,023,799 shares issued before the split).

NOTE 22 -- RECENT ACCOUNTING PRONOUNCEMENTS

In 2006, the FASB issued FASB No. 155, Accounting for Certain Hybrid Financial Instruments - an amendment of FASB No. 133 and 140, FASB No. 156, Accounting for Servicing of Financial Assets - an amendment of FASB No. 140, FASB No. 157, Fair Value Measurements, FASB No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB No. 87, 88, 106, and 132(R), and FASB interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes. The Bank was most impacted by FASB No. 158 which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. See Note 15 for impact of FASB 158 on Bancorp's consolidated balance sheets. Management does not believe that the other pronouncements will have a material impact on the Bancorp's operations.

Years Ended December 31, 2006, 2005 and 2004

NOTE 23 -- PARENT COMPANY FINANCIAL INFORMATION

The condensed financial information for IBT Bancorp, Inc. as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 is as follows:

BALANCE SHEETS

	December 31	
	2006	2005
ASSETS		
Cash in bank	$ 1,016,721	$ 522,780
Investment in subsidiary	61,110,750	60,002,071
Securities available for sale	205,243	294,163
Other assets	248,346	261,979
Total Assets	$ 62,581,060	$ 61,080,993
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	$ -	$ -
Stockholders' Equity	62,581,060	61,080,993
Total Liabilities and Stockholders' Equity	$ 62,581,060	$ 61,080,993

STATEMENTS OF INCOME

	Years Ended December 31,		
	2006	2005	2004
Income			
Dividends from subsidiary	$ 7,100,000	$ 5,650,000	$ 5,900,000
Other dividends	10,882	11,280	11,916
Investment security gains	-	120,744	87,333
Income from joint ventures	19,026	34,804	55,139
Expenses			
Professional fees	118,074	105,943	97,126
Miscellaneous	111,857	63,142	60,636
Income Before Income Taxes and Equity in Undistributed Earnings of Subsidiary	6,899,977	5,647,743	5,896,626
Equity in Undistributed Earnings of Subsidiary	1,555,715	2,931,608	188,112
Net Income	$ 8,455,692	$ 8,579,351	$ 6,084,738

Years Ended December 31, 2006, 2005 and 2004

NOTE 23 -- PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 8,455,692	$ 8,579,351	$ 6,084,738
Adjustments to reconcile net income to net cash provided by operating activities:			
Net undistributed earnings of joint ventures	(19,026)	(34,805)	(55,139)
Investment security gains	-	(120,744)	(87,333)
Decrease in cash due to changes in assets and liabilities:			
Equity in undistributed earnings of subsidiary	(1,555,715)	(2,931,608)	(188,112)
Net Cash From Operating Activities	6,880,951	5,492,194	5,754,154
CASH FLOWS FROM INVESTING ACTIVITIES			
Distributions from joint ventures	24,085	23,116	56,365
Proceeds from sale of securities available for sale	154,311	185,899	168,033
Purchase of securities available for sale	(56,697)	(4,783)	(22,355)
Net Cash From Investing Activities	121,699	204,232	202,043
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	(5,896,738)	(5,438,036)	(4,746,485)
Exercised stock options	(40,495)	-	-
Purchase of Treasury Stock	(667,100)	-	(1,006,135)
Sale of Treasury Stock	95,624	-	-
Net Cash Used by Financing Activities	(6,508,709)	(5,438,036)	(5,752,620)
Net Change in Cash and Cash Equivalents	493,941	258,390	203,577
Cash and Cash Equivalents at Beginning of Year	522,780	264,390	60,813
Cash and Cash Equivalents at End of Year	$ 1,016,721	$ 522,780	$ 264,390

Years Ended December 31, 2006, 2005 and 2004

NOTE 23 -- CONDENSED CONSOLIDATED SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	Quarters Ended 2006			
	March 31	June 30	September 30	December 31
Interest income	$ 9,418,342	$ 9,871,783	$ 10,358,604	10,744,002
Interest expense	4,010,646	4,392,961	4,853,163	5,257,168
Net interest income	5,407,696	5,478,822	5,505,441	5,486,834
Provision for loan losses	300,000	550,000	350,000	300,000
Non-interest income	1,844,553	1,858,549	1,939,668	1,706,592
Non-interest expense	4,037,663	4,217,532	4,275,458	4,706,373
Income before income taxes	2,914,586	2,569,839	2,819,651	2,187,053
Income tax expense	604,147	384,418	668,466	378,406
Net income	$ 2,310,439	$ 2,185,421	$ 2,151,185	$ 1,808,647
Net income per Share of Capital Stock	$ 0.39	$ 0.37	$ 0.37	$ 0.30

	Quarters Ended 2005			
	March 31	June 30	September 30	December 31
Interest income	$ 8,738,031	$ 8,814,344	$ 9,016,445	9,202,482
Interest expense	3,126,624	3,280,426	3,516,174	3,758,562
Net interest income	5,611,407	5,533,918	5,500,271	5,443,920
Provision for loan losses	300,000	300,000	300,000	300,000
Non-interest income	1,624,670	1,777,621	1,638,471	1,594,390
Non-interest expense	3,710,161	4,064,011	4,134,575	4,278,237
Income before income taxes	3,225,916	2,947,528	2,704,167	2,460,073
Income tax expense	901,770	621,685	665,927	568,951
Net income	$ 2,324,146	$ 2,325,843	$ 2,038,240	$ 1,891,122
Net income per Share of Capital Stock	$ 0.39	$ 0.39	$ 0.35	$ 0.32

IBT BANCORP, INC. CORPORATE PROFILE

IBT Bancorp, Inc. (the "Company"), a Pennsylvania corporation, is the bank holding company for Irwin Bank. Irwin Bank is the principal subsidiary of the Company.

Irwin Bank was incorporated in 1922 under the laws of Pennsylvania as a commercial bank. The Bank is headquartered in Irwin, Pennsylvania and conducts business through 6 full service branches, 3 supermarket branches, 2 loan offices, and a trust office in the Pennsylvania counties of Westmoreland and Allegheny. Irwin Bank is a diversified financial services institution providing a broad range of commercial and retail banking services, as well as trust services to consumers and businesses. Deposits in Irwin Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") to applicable limits.

Stock Market Information

The Company's common stock is listed on the American Stock Exchange ("AMEX") under the symbol "IRW". As of March 1, 2007, IBT Bancorp, Inc. had approximately 1,428 shareholders of record and 5,965,119 shares of common stock outstanding. The number of stockholders does not reflect persons or entities who hold their stock in nominee or "street" name through various brokerage firms

	Price Range		Cash Dividends
	High ($)	Low ($)	Declared Per Share ($)
2006			
First Quarter	20.62	18.62	0.25
Second Quarter	20.35	18.92	0.25
Third Quarter	22.12	20.05	0.25
Fourth Quarter	21.82	20.31	0.25
2005			
First Quarter	24.15	21.88	0.23
Second Quarter	22.75	18.50	0.23
Third Quarter	22.30	20.25	0.23
Fourth Quarter	23.15	20.25	0.23

The ability of the Company to pay dividends is dependent upon the ability of Irwin Bank to pay dividends to the Company. Because Irwin Bank is a depository institution insured by the FDIC it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC.

Additionally, Irwin Bank is also subject to certain federal and state banking regulations. Under Federal Reserve Policy, the Company is required to maintain adequate regulatory capital and is expected to act as a source of financial strength to Irwin Bank and to commit resources to support Irwin Bank in circumstances where it might not do so absent such a policy. The policy could have the effect of reducing the amount of dividends declarable by the Company.

Stock Performance Graph

The following graph compares the cumulative total shareholder return on the Common Stock with (a) the cumulative total shareholder return on stocks included in the Nasdaq Stock Market composit index and (b) the cumulative total shareholder return on stocks included in the Nasdaq Bank index, as prepared by SNL Financial LC. All three investment comparisons assume the investment of $100 as of December 31, 2001 and the reinvestment of dividends. The graph provides comparisons at December 31, 2001 and each fiscal year through December 31, 2006.


COMPARISON OF CUMULATIVE TOTAL RETURN
IBT Bancorp, Inc.
NASDAQ Composite
NASDAQ Bank
Index Value
300
250
200
150
100
50
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	Period Ending					
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
IBT Bancorp, Inc.	100.00	135.91	218.73	182.99	161.08	175.16
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
NASDAQ Bank	100.00	106.95	142.29	161.73	158.61	180.53

There can be no assurance that the Company's future stock performance will be the same or similar to the historical performance shown in the above graph. The Company neither makes nor endorses any predictions as to stock performance.

Annual Shareholders Meeting

The annual meeting of shareholders of IBT Bancorp, Inc., will be held on Tuesday April 17, 2007 at 2:00 PM local time, at the Irwin Masonic Hall, located at 417 Main Street, Irwin Pennsylvania 15642.

Form 10-K

The Annual Report for the year ended December 31, 2006 filed with the Securities and Exchange Commission on Form 10-K, is available without charge upon written request. For a copy of the Form 10-K please contact: Raymond G. Suchta, Senior Vice President and Chief Financial Officer, IBT Bancorp, Inc., 309 Main Street, Irwin, PA 15642.

Transfer Agent
Registrar and Transfer Company
Investor Relations
10 Commerce Drive
Cranford, New Jersey 07016-3572
1-800-368-5948

Independent Auditors
Edwards Sauer & Owens, P.C.
500 Warner Centre
Pittsburgh, PA 15222

Special Counsel
Malizia Spidi & Fisch, PC
901 New York Avenue, NW
Suite 210 East
Washington, D.C. 20001

Board of Directors





Left to right:

John N. Brenzia
Director

Thomas E. Deger
Director

Charles G. Hergenroeder
Director





Left to right:

Richard J. Hoffman
Director

Robert Rebich, Jr.
Chairman

Richard L. Ryan
Director





Left to right:

Dr. Grant J. Shevchik
Director

Charles G. Urtin
President/CEO

Robert C. Whisner
Director

(Not pictured, Directors Emeritus)
Thomas Beter, William D. Fawcett, Sr., J. Curt Gardner, Edwin A. Paulone, Vincent V. Rodgers

Employee Milestones, Promotions & New Hires





Left to right:

Steven D. Landis
Assistant Vice President
Special Assets
Promoted: April, 2006

Linda D. Shaner
Vice President/Commercial Lending
Promoted: April, 2006

Alan V. DeMarchi
Vice President
Loan Administration Manager
Hired: March 6, 2006

Without the hard work and dedication of its employees, Irwin Bank's success would not be possible. Irwin Bank holds an Employee Service Award Dinner annually to award and recognize the many years of service of its Directors, Officers and Employees. In 2006 Sandra L. Hayden was recognized for her 25 years of service and Elizabeth A. Caruthers and Sheli L. Fyock were recognized for their 20 years of service. Nancy J. McCullough and Beverly A. Hahn both announced their retirements at this year's Awards Dinner after serving 46 years and 42 years respectively. We are proud to honor these employees for their many years of dedicated service to Irwin Bank. We are also pleased to recognize our officers who achieved higher rank and those who joined Irwin Bank during the year 2006.

Irwin Bank Locations

BRANCH OFFICES

GREENSBURG (Triangle Dr.)
4 Triangle Drive
Greensburg, PA 15601
724-837-5000

GREENSBURG (PA Commons)
20 N. Pennsylvania Avenue
Greensburg, PA 15601
724-837-5000

MONROEVILLE
Haymaker Village
4580 Broadway Blvd.
Monroeville, PA 15146
412-858-4450

PENN TOWNSHIP
4021 Route 130
Irwin, PA 15642
724-744-2176

IRWIN ROUTE 30
9350 Route 30
Irwin, PA 15642
724-863-2510

WHITE OAK
Oak Park Mall
2003 Lincoln Way
White Oak, PA 15131
412-678-3000

IN STORE LOCATIONS

FORT ALLEN
Inside Hempfield Shop N' Save
4589 Route 136
Greensburg, PA 15601
724-853-8540

PENN CROSSING
Inside Giant Eagle
2000 Penny Lane
Jeannette, PA 15644
724-744-6111

OAK PARK MALL
Inside Giant Eagle
2001 Lincoln Way
White Oak, PA 15131
412-664-0984

LOAN CENTER LOCATIONS

MAIN OFFICE LOAN CENTER
319 Main Street
Irwin, PA 15642
724-863-3100

MT. PLEASANT LOAN CENTER
445 West Main Street
Mt. Pleasant, PA 15666
724-547-2255


IB
Irwin
Bank

MAIN OFFICE
309 Main Street
Irwin, PA 15642
724-863-3100

TRUST DIVISION
Suite 204
20 N. Pennsylvania Avenue
Greensburg, PA 15601
724-836-2010

www.myirwinbank.com

END